Exhibit 21

SUBSIDIARIES OF THE RESTRISTRANT

Significant Subsidiaries	Jurisdiction of Incorporation

Herley Industries, Inc.	Delaware
d/b/a “Herley Lancaster”
“Herley Medical Products”
“Herley New England”
“Herley Chicago”

Micro Systems, Inc.	Florida
Herley-CTI, Inc.	Delaware
Stapor Research, Inc.	Virginia
General Microwave Israel (1987) Ltd.	Israel
Herley GMI Eyal Ltd.	Israel
EW Simulation Technology Ltd.	United Kingdom

Other Active Subsidiaries

Herley-RSS, Inc.	Delaware
General Microwave Corporation, Inc.	New York
d/b/a “Herley New York”
HMS Investments, Inc.	Delaware
HMS Trading, Inc.	Delaware

Inactive Subsidiaries
General Microwave Israel Corp.	Delaware
Micro-El Patent Corp.	Delaware
ICI Acquisition Corp.	Delaware
MSI Acquisition Corp.	Delaware